Telvent Announces Fourth Quarter and
Fiscal Year 2007 Financial Results
•	Revised 2007 Revenue and EPS Guidance Exceeded

•	Full Year Revenues Increase 23.9% to €624.3 Million

•	Full Year Pro Forma Diluted EPS of €1.02, an increase of 26.2%

•	Record New Order Bookings of €684.7 Million for the Year
Madrid — February 26, 2008 — Telvent GIT, S.A. (Nasdaq: TLVT), the IT company for a sustainable and secure world, today announced unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.
Revenues for the fourth quarter 2007 were €217.7 million, an increase of 26.1% compared to €172.7 million in the fourth quarter 2006. Revenues for the fiscal year 2007 totaled €624.3 million, a 23.9% increase (of which 22.0% was organic) from the €503.8 million reported for fiscal year 2006.
Net income for the fourth quarter 2007 was €12.6 million, 11.1% more than the €11.4 million reported in the fourth quarter 2006. Diluted EPS for the fourth quarter 2007 were €0.43, compared to €0.39 in the fourth quarter 2006. Net income for the fiscal year 2007 totaled €24.9 million, 13.9% above €21.8 million reported in the fiscal year 2006. Diluted EPS for fiscal year 2007 were €0.85, compared to €0.75 in 2006.
Pro forma net income for the fourth quarter 2007 was €12.5 million, 30.7% above the €9.6 million in the 2006’s fourth quarter. Pro forma diluted EPS for the fourth quarter of 2007 were €0.43, versus €0.33 in the fourth quarter of 2006. Pro forma net income for the fiscal year 2007 was €29.8 million, increasing 26.2% from €23.6 million in fiscal year 2006. Pro forma diluted EPS for fiscal year 2007 were €1.02, versus €0.81 for fiscal year 2006.
New order bookings (or new contracts signed) during the fourth quarter of 2007 totaled €237.7 million, a 74.9% increase from €135.9 million recorded in the same period in 2006. Bookings for the full year amounted to €684.7 million, or 23.9% above those recorded in the 2006 fiscal year.
Backlog (representing the portion of signed contracts for which performance is pending) was €549.6 million as of December 31, 2007, which reflects a 23.5% growth over the €445.2 million in backlog at the end of December 2006.
Pipeline, measured as management’s estimates of real opportunities for the following six to twelve months, is approximately of €2.0 billion.
Manuel Sánchez, Chairman and Chief Executive Officer, said, “Once again we have closed another year of strong and solid growth, most of which came from organic activities. In a very challenging
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market, we were able to once again exceed our revised guidance, both in revenues and EPS, and we have been able to establish a good foundation for future growth, as our backlog and pipeline figures show. During 2007, we have continued to strongly invest in R&D, building additional value for our customers in the future in the sustainability and security fields, while we continued to deliver services and solutions to different segments and geographies.
“2007 was a relevant year for Telvent’s future as we have moved on with our business model expanding our IT consulting and service capabilities with Matchmind’s acquisition last October. Telvent is now ready to better help and serve our customers in the task of managing the full integration of their operational and enterprise processes,” he concluded.
Gross margin was 20.7% in the fourth quarter of 2007, compared to 21.6% in the fourth quarter of 2006. Gross margin for the fiscal year 2007 was 22.2%, slightly higher than 22.0% in 2006.
Operating expenses, as a percentage of revenues, were 12.0% in the fourth quarter of 2007, versus 13.5% in the same quarter of 2006. Operating expenses, as a percentage of revenues, were 15.6% in fiscal 2007, compared to 15.8% in 2006.
Pro forma operating margin for fiscal 2007 was 8.0%, showing an improvement from 7.8% in 2006. Pro forma operating margin was 10.2% in the fourth quarter of 2007, compared to 10.5% in the fourth quarter of 2006.
As of December 31, 2007, cash and cash equivalents were €82.3 million and total debt (including net €22.2 million credit line due from related parties) amounted to €82.8 million, resulting in a net debt position of €0.5 million. As of December 31, 2006, the Company’s net cash position was €46.7 million.
For fiscal year 2007, cash provided by operating activities was €13.9 million compared to €36.7 million of 2006. Cash used in investing activities in fiscal 2007 amounted to €52.8 million versus €44.9 million in 2006.
Business Highlights
Energy
Some of the most relevant projects signed during the fourth quarter of 2007 were as follows:
•	Contract with Colonial Pipeline Company in the United States. Telvent completed the Site Acceptance Testing in the Colonial Pipeline OASyS DNA upgrade project. Based on Alpharetta, Georgia, Colonial Pipeline delivers a daily average of 100 million gallons of gasoline, home heating oil, aviation fuel and other refined petroleum products to communities and businesses throughout the south and eastern regions of the United States.
•	Contract with TransCanada Pipeline in Canada for a large ‘green field’ project to transport crude oil from Canada to United States refineries, known as the TCPL Keystone Project. This project is an initial contract that allows Telvent to provide a co-engineering effort for the overall SCADA and Liquid Applications supply, as well as to provide the Transient Model and a new Line Pressure Control Module (LPCM).
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Transportation
During the fourth quarter some of the significant contracts signed were:
▪	The contract signed with Dallah Trans Arabia Company that will ultimately benefit the Saudi Interior Ministry. This is an integral project that includes the implementation and management of a varied range of technological solutions focused on optimizing urban traffic control and increasing road safety in Jeddah, La Meca and Medina, in Saudi Arabia. Telvent’s intelligent adaptative urban traffic management system, ITACA, will be implemented in these cities to improve traffic flow, reduce drivers’ time at the wheel and, consequently, reduce the amount of CO2 emissions released into the atmosphere.
▪	The contract for the development of an Enforcement Automatized Management Center awarded by the General Direction of Traffic (DGT) in Spain. The project’s goal is to enhance and optimize current services offered to citizens by providing a quick and efficient response system that meets their traffic violation needs. The center will manage traffic violation reports nationwide and issue the corresponding fines.
▪	Telvent was selected by the New York State Department of Transportation (NYSDOT) to implement and manage the 511-Travel Information System. Telvent will lead the project and develop it with other five companies. The project includes the creation of a publicly accessible website, a customized transportation alert system, coordination with telecommunications suppliers, and the system operation and maintenance.
Environment
During the fourth quarter, significant contracts signed were:
▪	The contract awarded by the Swedish Defence Administration, FMV, to supply and maintain its new Meteorological Observation System (METOS), which will provide up-to-date and real time information on weather conditions to the Swedish Armed Forces. The main objective of this project is to replace the existing Swedish Air Force’s weather observation system with new hardware and software using proven and safe technology.
▪	Contract with the Chennai Desalination Plant (a joint venture between Codesa and Befesa CTA), in Chennai, India, for the supply of its control system. Under this contract, Telvent will supply all the field control equipment (PLCs) and the SCADA OASyS based control center for the Chennai plant, which has a production capacity of 105,000 cubic meters to be operated over the next thirty years by the joint venture.
Public Administration
Significant contracts signed in the fourth quarter 2007, among others, were:
▪	Contract with the Andalusia Health Service in Spain for the supply of physical and logic equipment for enlargement and securing of its information technology and communications infrastructures. This contract aims to assure the security of the two large information technology centers (ITCs) that the Andalusia Health Service has in the cities of Malaga and Seville.
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▪	Contract with the Marqués de Valdecilla University Hospital in Santander (Spain) to provide a software solution for the new outpatient clinic building. This contract will complete, through the hardware involved, the project to implement a global solution for the hospital’s outpatient clinic.
Global Services
Significant contracts signed in the fourth quarter 2007, among others, were:
▪	Contract signed with Yoigo, the cellular phone operator, to manage all of its corporate IT systems. The new contract gives Telvent the mandate to handle Yoigo’s global outsourcing and management systems. Thus, the contract benefits the mobile phone company and its clients.
▪	Contract with the Spanish Radio and Television Corporation to create and manage a multimedia information website. With this project, Telvent shows its technological capability for designing and managing one of the most innovative multimedia websites, which gives us the opportunity to grow in the audiovisual sector.
Business Outlook
For fiscal 2008, Telvent expects revenues to grow organically (excluding any contributions from acquisitions) within the range of 12% to 14%, versus fiscal year 2007. Telvent forecasts full-year 2008 pro forma diluted earnings per share within the range of €1.15 to €1.20. (Pro forma earnings per share were determined by using a weighted average number of shares issued and outstanding in the period of 29,247,100 shares.)
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Manuel Sánchez, Chairman and Chief Executive Officer and Ana Plaza, Chief Financial Officer and Head of Investor Relations, will conduct a conference call to discuss the fourth quarter and fiscal 2007
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results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Wednesday, February 27, 2008.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available approximately two hours after the conference call is completed.
About Telvent
     Telvent (Nasdaq: TLVT), the IT company for a sustainable and secure world, specializes in high value-added products, services and integrated solutions for the Energy, Transportation, Environment and Public Administration industry segments, as well as Global Services. Its innovative technology and client-proven expertise enable the efficient and secure real-time management of operational and business processes for industry-leading companies worldwide. (www.telvent.com)
Investor Relations Contact:
Ana Plaza
Tel. +34 902 335599
Email. ana.plaza@telvent.abengoa.com
Lucia Domville
Tel. +1 646 284 9416
Email. ldomville@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007, and updated, if applicable, in Telvent’s Quarterly Report on Form 6-K for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the Securities and Exchange Commission on May 24, 2007, August 30, 2007 and November 27, 2007, respectively.
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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€73,755	€69,232
Restricted cash	8,590	8,045
Other short-term investments	461	386
Derivative contracts	3,544	2,814
Accounts receivable (net of allowances of €639 as of December 31, 2007 and €2,719 as of December 31, 2006)	143,261	144,763
Unbilled revenues	196,307	101,317
Due from related parties	38,773	47,958
Inventory	21,194	19,274
Other taxes receivable	9,309	13,258
Deferred tax assets	2,399	3,692
Other current assets	3,476	7,016

Total current assets	€501,069	€417,755
Deposits and other investments	7,103	1,795
Investments carried under the equity method	219	—
Property, plant and equipment, net	52,975	51,215
Long-term receivables and other assets	8,605	11,236
Deferred tax assets	16,529	14,954
Other intangible assets, net	22,381	21,260
Goodwill	64,638	37,416

Total assets	€673,519	€555,631

Liabilities and shareholders’ equity:
Accounts payable	€252,624	€216,614
Billings in excess of costs and estimated earnings	35,501	26,568
Accrued and other liabilities	13,668	10,389
Income and other taxes payable	21,452	26,901
Deferred tax liabilities	2,546	5,347
Due to related parties	25,315	23,512
Current portion of long-term debt	3,488	1,514
Short-term debt	63,998	32,295
Short-term leasing obligations	7,075	2,562
Derivative contracts	3,686	3,269

Total current liabilities	€429,353	€348,971
Long-term debt less current portion	12,230	15,188
Long-term leasing obligations	22,959	1,834
Other long term liabilities	8,198	5,716
Deferred tax liabilities	6,361	6,276
Unearned income	409	131

Total liabilities	€479,510	€378,116

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Minority interest	3,889	794

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	42,072	40,338
Deferred compensantion		—
Accumulated other comprehensive income	(5,294)	(2,142)
Retained earnings	65,453	50,636
Total shareholders’ equity	€190,120	€176,721

Total liabilities and shareholders’ equity	€673,519	€555,631

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues	€217,715	€172,674	€624,317	€503,844
Cost of revenues	172,755	135,447	485,612	393,219

Gross profit	€44,960	€37,227	€138,705	€110,625

General and administrative	16,954	13,025	53,900	39,850
Sales and marketing	852	1,395	13,668	13,730
Research and development	5,242	4,812	19,106	16,465
Depreciation and amortization	3,100	4,021	10,623	9,562

Total operating expenses	€26,148	€23,253	€97,297	€79,607

Income from operations	18,812	13,974	41,408	31,018
Financial (expense), net	(766)	(1,814)	(9,882)	(6,643)
Income from companies under equity method	324	0	324	0
Other income, net	(2,025)	(388)	(2,025)	(387)

Total other income (expense)	€(2,467)	€(2,202)	€(11,583)	€(7,030)

Income before income taxes	16,345	11,772	29,825	23,988
Income tax expense (benefit)	3,414	(247)	4,680	2,080

Net income before minority interest	€12,931	€12,019	€25,145	€21,908

Loss/(Profit) attributable to minority interests	(318)	(662)	(268)	(70)

Net income	€12,613	€11,357	€24,877	€21,838

Earnings per share
Basic and diluted net income per share	€0.43	€0.39	€0.85	€0.75

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	€24,877	€21,838	€14,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,902	9,986	10,625
Net foreign exchange (gains) losses	1,324	(903)	849
Allowance for doubtful accounts	(411)	278	485
Deferred income taxes	(4,848)	(2,769)	1,602
Minority interests	268	70	373
Compensation related to stock compensation plans	1,735	1,910	1,413
Loss (gains) on sale of investments	—	387	—
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	693	(44,333)	(16,019)
Inventory	(3,102)	(8,149)	(1,136)
Unbilled revenues	(89,534)	(26,743)	(36,917)
Related parties trade receivables and other assets	18,642	(8,484)	(5,614)
Billings in excess of costs and estimated earnings	9,626	8,248	3,951
Accounts payable, accrued and other liabilities, related parties trade payable	46,556	87,443	43,736
Due to temporary joint ventures	(2,817)	(2,060)	(11,515)

Net cash provided by (used in) operating activities	€13,911	€36,719	€6,199

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(545)	(4,862)	4,845
Due from related parties	(11,632)	4,552	(5,018)
Purchase of property, plant & equipment	(2,948)	(2,313)	(3,894)
Acquisition of subsidiaries, net of cash acquired	(32,414)	(43,208)	(4,957)
Disposal / (acquisitions) of investments	(5,281)	942	789

Net cash provided by (used in) investing activities	€(52,820)	€(44,890)	€(8,235)

Cash flows from financing activities:
Proceeds from long-term debt	371	1,084	9,196
Proceeds from sale and lease-back transaction	25,315	—	—
Repayment of long-term debt	(4,284)	(11,576)	(15,128)
Proceeds of short-term debt	40,134	16,095	7,157
Repayment of short-term debt	(15,737)	(5,758)	(1,947)
Proceeds from issuance of common stock, net	—	—	—
Dividends paid	(8,774)	—	—
Proceeds (repayments) of government loans	(844)	(1,094)	(1,735)
Due to related parties	7,770	(218)	3,099

Net cash provided by (used in) financing activities	€43,951	€(1,467)	€642

Net (decrease) increase in cash and cash equivalents	€5,042	€(9,638)	€(1,394)
Net effect of foreign exchange in cash and cash equivalents	(519)	(1,140)	889
Cash and cash equivalents at the beginning of period	60,997	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214	10,933

Cash and cash equivalents at the end of period	€73,755	€69,232	€80,010

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€5,853	€2,507	€1,153
Interest	€12,068	€8,275	€5,802

Non-cash transactions:
Capital leases	€2,780	€1,796	€2,622
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Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006
GAAP basis income before income taxes	€16,345	€11,772	€29,825	€23,986

Adjustments to Net Income
Amortization of intangibles	1,249	1,707	3,564	3,453
Stock compensation plan expenses	710	477	2,782	1,910
Mark to market derivatives	(2,142)	(1,245)	535	(465)

Total Adjustments	(183)	939	6,881	4,898

Adjusted income before income taxes	€16,162	€12,711	€36,706	€28,884

Income tax provision	(3,444)	(2,451)	(6,718)	(5,192)
Profit attributable to minority interests	(176)	(662)	(170)	(70)

Pro forma Net Income	€12,542	€9,598	€29,818	€23,622

Earnings per share
Basic and diluted net income per share	€0.43	€0.33	€1.02	€0.81

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues
Energy	€63,251	€61,592	€228,093	€203,556
Transportation	91,620	79,271	246,794	200,419
Environment	11,866	15,301	38,320	43,473
Public Administration	20,902	7,037	50,185	23,366
Global Services	30,076	9,473	60,925	33,030

	€217,715	€172,674	€624,317	€503,844

Gross Margin
Energy	21.3%	25.1%	21.5%	22.7%
Transportation	16.2	16.2	19.8	18.6
Environment	29.2	19.7	26.9	21.7
Public Administration	15.9	33.0	16.2	21.2
Global Services	32.7	38.2	36.7	39.0

	20.7%	21.6%	22.2%	22.0%